HUYA INC.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

February 21, 2024

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HUYA Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Response dated January 17, 2024
File No. 001-38482

Dear Mr. Krikorian and Mr. Youngwood,

The Company has received the letter dated February 9, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s correspondence filed with the Commission on January 17, 2024 (the “Correspondence”). The Company respectfully submits to request an extension to the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare thorough responses and the eight-day public holiday in mid-February in China that overlaps with the initial response period. The Company will provide its response to the letter as soon as possible, no later than March 22, 2024.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (20) 2290-7888 or wuxin@huya.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5586 or yilin.xu@skadden.com.

Sincerely yours,

HUYA Inc.

By:	/s/ Ashley Xin Wu
Name: Ashley Xin Wu
Title: Acting Co-Chief Executive Officer and Vice President of Finance

cc:	Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wilson W.Y. Chow, Partner, PricewaterhouseCoopers Zhong Tian LLP